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                                                                  EXHIBIT 12.1

                               NRG ENERGY, INC.
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (IN THOUSANDS)

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                                                                                          THREE MONTHS ENDED
                                               FOR THE YEAR ENDED DECEMBER 31,                 MARCH 31,
                                    ---------------------------------------------------- -------------------
                                        1992      1993      1994       1995       1996      1996      1997
                                    ---------- -------- ---------- ---------- ---------- --------- ---------
Income (loss) before income taxes  .  $(5,307)   $4,528   $ 32,010   $ 40,011   $ 14,323   $   856   $ 4,881
Undistributed equity in operating
 earnings of unconsolidated
 affiliates ........................     (633)     (874)   (18,511)   (20,074)   (17,827)   (4,491)   (6,713)
Equity in gain from project
 termination settlements ...........       --        --         --    (29,850)        --        --        --
Cash distributions from project
 termination settlements............       --        --         --     14,179     15,671    15,671        --
                                    ---------- -------- ---------- ---------- ---------- --------- ---------
                                       (5,940)    3,654     13,499      4,266     12,167    12,036    (1,832)
Interest expense ...................    1,622     2,679      6,682      7,089     15,430     3,225     4,063
Interest capitalized ...............       --        --         45        253        364       100       125
Amortization of debt issuance
 costs..............................       44        41         42         41        149        44        75
Reasonable approximation of the
 interest factor of rental expense         33        50         59        265        247        88        62
                                    ---------- -------- ---------- ---------- ---------- --------- ---------
 Total fixed charges ...............    1,699     2,770      6,828      7,648     16,190     3,457     4,325
Earnings ...........................  $(4,241)   $6,424   $ 20,327   $ 11,914   $ 28,357   $15,493   $ 2,493
                                    ========== ======== ========== ========== ========== ========= =========
Ratio of earnings to fixed charges
 (C)(D) ............................       (A)     2.32       2.98       1.56       1.75      4.48        (B)
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(A)    Due primarily to the loss incurred in 1992, NRG was unable to fully cover fixed charges. Earnings did not cover fixed charges by $5,940.

(B) Due primarily to undistributed equity earnings exceeding income before income taxes, NRG was unable to fully cover fixed charges. Earnings did not cover fixed charges by $1,832.

(C) The 1995 ratio of earnings to fixed charges calculation includes the effect of an equity gain and cash distribution from a project termination settlement. If the project termination had not occurred, NRG would have been unable to fully cover fixed charges and earnings would not have covered fixed charges by $9,913.

(D) The 1996 ratio of earnings to fixed charges calculation includes the effect of a cash distribution from a 1995 project termination settlement. If the project termination had not occurred, NRG would have been unable to fully cover fixed charges and earnings would not have covered fixed charges by $3,504 for 1996 and by $3,635 for the three months ended March 31, 1996.